United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Vale informs on holding its Meetings of 04/30/2020 exclusively by digital means

Rio de Janeiro, April 24th, 2020 - Vale S.A. (“Vale or Company”), following the Notice to Shareholders published on 03/30/2020 and 04/15/2020 (“Notices to Shareholders”), informs that, due to the coronavirus pandemic (Covid-19) and pursuant to CVM Instruction No. 622/2020, the Company's Ordinary and Extraordinary Meetings of Shareholders (“AGM/E”) will be held, cumulatively, on 04/30/2020, at 10 am, exclusively by digital means. The Company also informs on the flexibility of the date for sending the distant voting ballot (“BVD”) directly to Vale.

Flexibilization of the deadline for sending the BVD directly to the Company

In order to encourage the Company’s shareholders to participate through the remittance of the BVD, the Company will grant, exceptionally for this AGM / E, a more beneficial deadline for submitting the BVD directly to the Company, pursuant to § 2 of art. 21-B of CVM Instruction 481/2009, as amended (“ICVM 481”), of until April 28, 2020, regardless of the deadline initially informed in the Call Notice, Proxy Statement, Management Proposal, and in the BVDs themselves.

In addition, the Company reiterates that, as described in the BVDs, the need to receive the physical copy of the voting ballot is waived, and it is accepted the electronic versions of such documents via the e-mail vale.ri@vale.com.

Accreditation for remote participation

To this end, Vale will provide the Webex digital platform for shareholders to participate and/or vote remotely in the AGM/E, without prejudice to the use of the distant voting ballot as a means of exercising the right to vote.

It should be noted that holders of ADSs participate and vote in meetings only and exclusively through their representative, Citibank N.A. (Citibank), as a depositary financial institution, observing the terms and procedures established in the “Depositary Agreement” signed with Vale.

To participate and vote in the AGM/E, shareholders must observe all the procedures described below.

Shareholders may request a link to access the AGM/E through the form available at www.vale.com/agoe2020. Given the change to an exclusively digital meeting, the Company has extended the deadline and the request may be submitted until April 28th, 2020. It must be accompanied by the documents required for participation, as detailed in the Call Notice, Participation Manual, Management Proposal, Notices to Shareholders and in this press release. Access via Webex will be restricted to shareholders or their representatives or attorneys, as the case may be, accredited under the terms of this press release (“Accredited Shareholders”). The Company reinforces that shareholders who do not submit the request and the necessary participation documents within the period required herein will not be able to participate in the AGM/E.

Individual invitations for virtual access will be sent to the email addresses indicated on the form, with only one individual invitation sent to each Accredited Shareholder.

Accredited Shareholders commit to: (i) use the individual invitations solely and exclusively for the remote participation in the AGM/E, (ii) not transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or non-shareholder, as the invitation is non-transferable, and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or non-shareholder, the content or any information transmitted by virtual means during the AGM/E.

If a specific Accredited Shareholder does not receive an individual invitation for virtual access to the AGM/E up to 12 (twelve) hours before the start time of the AGM/E, they should contact Vale’s Investor Relations Department, through e -mail vale.ri@vale.com, up to 4 (four) hours in advance of the AGM/E start time.

Participation and / or Voting through the Digital Platform

At the beginning of the AGM/E, the Accredited Shareholders (“Present Shareholders”) present must express their choice: (i) to simply participate in the AGM/E, whether or not having sent a BVD; or (ii) to participate and vote in the AGM/E, being certain that, if they have submitted their voting manifestations through the BVD, when choosing this form of participation, their voting instructions received through the BVD will be disregarded by the Company.

We emphasize that the Webex platform meets the requirements set forth in Art. 21-C, § 1 of CVM Instruction 481, namely: (i) the possibility of manifestation and simultaneous access to documents presented during the AGM/E that have not been made available previously; (ii) the full recording, by the Company, of the AGM/E; and (iii) the possibility of communication between the shareholders present through the Chat option on the platform.

The Present Shareholders hereby authorize the Company to use any information contained in the recording of the AGM/E to: (i) register the possibility of manifesting and viewing the documents presented during the AGM/E; (ii) register the authenticity and security of communications during the AGM/E; (iii) register the attendance and votes cast by the Present Shareholders; (iv) comply with legal order of competent authorities; and (v) defend the Company, its managers and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

During the AGM/E, the Present Shareholders must keep their microphone muted and their cameras turned off, in order to avoid instability in the connection and improve the sound quality.

After the presentation of each deliberation included in the AGM/E Agenda, the Present Shareholder who wishes to speak must use the Questions and Answers option within the Webex platform to register such request, so that, in the order in which they are received, the floor will be given to such Accredited Shareholder, enabling their audio. In order to maintain the good performance of the AGM/E, a maximum time can be established for the manifestation of each shareholder present.

In addition, Vale also ensures that any written statements from any Present Shareholder, sent to the AGM/E desk until the end of the AGM/E and to the email vale.ri@vale.com will be attached to the minutes, if expressly requested.

The Present Shareholder who wants to speak to make a statement on any matter not related to the AGM/E agenda must use the usual channels of contact with the Company, through the Investor Relations Department.

Vale is not responsible for connection issues that the Accredited Shareholders may face and other situations that are not under the Company’s control, such as instability in the internet connection or incompatibility of the equipment of the Accredited Shareholder with the Webex platform.

The Company recommends that Accredited Shareholders: (i) carry out tests and become familiarized with the Webex tool in advance to avoid incompatibility of their electronic equipment with the platform and other issues with its use on the AGM/E day; and (ii) access the digital Webex platform at least 30 minutes before the start of the AGM/E in order to avoid potential operational problems.

In addition to the possibility of participating through the computer, the Webex platform is also available, via app, for Apple and Android phones, requiring the download of the application.

In order to assist the Accredited Shareholders, Vale will provide remote technical support and a guide with basic instructions for accessing the AGM/E through the platform. To access the guide (Portuguese only), click here.

Present Shareholders who participate via Webex will be considered present at the AGM/E, and sign the respective minutes and attendance book, pursuant to Article 21-V, paragraph 1 of CVM Instruction 481.

Queries or clarifications on the issues above may be addressed or obtained, as the case may be, by contacting the Investor Relations Department, by email to vale.ri@vale.com.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 24, 2020		Director of Investor Relations